

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
James Lusk
President
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re: JA Energy**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179516**

Dear Mr. Lusk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Offering Price, page 16

1. You state here that the offering will be conducted at a fixed price of $0.025 per share. Please revise your disclosure to state, if true, that the offering will be conducted at a fixed price of $0.04 per share, as indicated throughout the registration statement.

Selling Stockholders, page 17

2. On page 19, please revise the selling stockholder table so that it accurately reflects the total shares to be owned by each selling stockholder upon completion of the offering assuming all shares covered by the prospectus are sold. Please also revise the percentage owned upon completion of the offering. In this regard, we note these columns currently appear to reflect the amount of shares and the percentage owned prior to the offering.

Exhibits, page II-3

3. Please amend your registration statement to include the interactive data file required by Item 601(b)(101) as an exhibit to the filing. Additionally, please note that filings, beginning with a Form 10-Q, containing financial statements for a fiscal period ending on or after June 15, 2011 must include interactive data files. In this regard, we note that you did not include the interactive data file with your Form 10-Q for the quarterly period ended November 30, 2011.

Signatures, page II-6

4. We note that your disclosure on page 43 indicates that you have three directors. However, only one director has signed the registration statement. Please amend the registration statement to have at least a majority of the board of directors sign the filing. Refer to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Ed Zimmerman (*via e-mail*)
        Law Office of Thomas C. Cook, Ltd.